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   As filed with the Securities and Exchange Commission on December 19, 2002
--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                SCHEDULE 13E-3/A
                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                    APW Ltd.
                              (Name of the Issuer)

                                    APW Ltd.
                      (Name of Person(s) Filing Statement)

      Warrants to Purchase Common Shares with an exercise price of $448.95
                         (Title of Class of Securities)

                                   G04397 11 6
                      (CUSIP Number of Class of Securities)

                                ----------------
                               Richard D. Carroll
                   Vice President and Chief Financial Officer
                                    APW Ltd.
                                 2 Church Street
                                Hamilton, Bermuda
                                      -and-
                        N22 W23685 Ridgeview Parkway West
                               Waukesha, WI 53188
                                 (262) 523-7600

           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                              Anthony W. Asmuth III
                                Walter J. Skipper
                               Quarles & Brady LLP
                             411 East Wisconsin Ave.
                               Milwaukee, WI 53202
                                 (414) 277-5000

                                ----------------

This statement is filed in connection with (check the appropriate box):

          a.[_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

          b.[_] The filing of a registration statement under the Securities Act of 1933.

          c.[_] A tender offer.

          d.[X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                                ----------------


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                           Amount of filing fee*
     $254,545                                         $51.00
--------------------------------------------------------------------------------

*Based upon the $4.20 redemption price per warrant and up to 60,606 warrants that are issued and outstanding and assumes all warrants would be redeemed in the Rule 13e-3 transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount       N/A     Filing      N/A
              Previously Paid:               Party:


                         Form or     N/A     Date        N/A
              Registration  No.:             Filed:

                        RULE 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

This Amendment No. 4 is the final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by APW Ltd. ("APW") in connection with a four-for-one reverse share split. The original Transaction Statement was filed on September 12, 2002 along with a preliminary Information Statement. APW subsequently filed Amendment No. 1 to this Schedule 13E-3 with the revised preliminary Information Statement on November 1, 2002. APW filed Amendment No. 2 to this Schedule 13E-3 with a further revised preliminary Information Statement on November 6, 2002. On November 25, 2002, APW filed Amendment No. 3 to this
Schedule 13E-3 with the definitive Information Statement. Shortly after the filing of Amendment No. 3 to this Schedule 13E-3, APW mailed the Information Statement to the warrant holders. The information set forth in the Information Statement, including any appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and any appendices or exhibits thereto. In connection with the reverse share split, APW obtained a new CUSIP number. The CUSIP number was G04397 11 6. The new CUSIP number is G04397 12 4.

ITEM 15. OTHER MATERIAL INFORMATION

(b) On December 18, 2002, APW effected a four-for-one reverse share split. As a result of the reverse share split and pursuant to the warrant agreement, the number of common shares issuable upon the exercise of each warrant was reduced, and the exercise price per share of each warrant increased proportionately. Any fractional warrants resulting from the reverse share split were redeemed for cash, at a price of $4.20 per warrant (pre-split), as permitted by the warrant agreement. After redeeming all of the fractional warrants resulting from the reverse share split, APW has reduced the number of its warrant holders to fewer than 300 and intends to file a Form 15.

ITEM 16. EXHIBITS

(a)  Information Statement of APW Ltd. Previously filed as Exhibit 99.1 with
Schedule 13E-3, filed on November 25, 2002.

(b)-(c)  Not applicable.

(d) Investor Rights Agreement among shareholders, dated July 31, 2002 (previously filed as Exhibit 99.2 with Schedule 13E-3, filed on September 12, 2002).

(f)  Not applicable.

(g)  Not applicable.

                                       1

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               APW Ltd.


                               By: /s/ Richard D. Carroll
                                   ---------------------------------------------
                                   Richard D. Carroll
                                   Vice President and Chief Financial Officer

Dated: December 19, 2002


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